

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2022

Robert Chvátal
Chief Executive Officer
Allwyn Entertainment AG
Weinmarkt 9 6004
Lucerne, Switzerland

> **Re: Allwyn Entertainment AG**
> **Registration Statement on Form F-4**
> **Filed July 21, 2022**
> **File No. 333-266244**

Dear Mr. Chvátal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed July 21, 2022

Summary of Historical Financial and Other Information
Summary of Key Segmental Metrics, page 70

1. We are still considering your response to comments 1, 2 and 3 and may have additional comments.

Risk factors
The conflict between Russia Ukraine, and related sanctions could negatively impact us, page 107

2. We note your revised disclosure that references past or present connections to Russia or Russian companies by significant shareholders of Swiss NewCo. If any such connections exist or existed, please revise to elaborate upon them. Alternatively, explain the purpose for such revision.

<u>Warrants, page 307</u>

3. We note your description of the redemption feature for the Swiss NewCo Public Warrants. Please revise your descriptions of this feature where it appears sooner in the prospectus, such as on page 33, to acknowledge that the ability to redeem when the price per Swiss NewCo Class B share equals or exceeds $10.00 is unusual, as you do here.

<u>Exhibits</u>

4. We note you have filed two legal opinions, Exhibits 5.1 and 5.2. Exhibit 5.1 concerns the shares being registered and Exhibit 5.2 concerns the public warrants being registered. However, neither opinion references the number of securities being registered. Please revise as appropriate so that your legal opinions cover the amount of securities being registered. In addition, in Exhibit 5.1 the opinion includes this language under the caption Assumptions, "(vii) the Registration Statement is unchanged and correct, complete and up-to-date and in full force and effect as of the date hereof, and no changes have been made which should have been or should be reflected in the Registration Statement as of the date hereof;" Please advise us how your Registration Statement is "in full force and effect as of the date hereof" unless you re-file the opinion on the day your filing becomes effective. Please advise if this is your understanding.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nasreen Mohammed at 202-551-3773 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services